CREDIT SUISSE SECURITIES (USA) LLC

Eleven Madison Avenue

New York, New York 10010-3629

COWEN AND COMPANY, LLC

599 Lexington Avenue, 27th Floor

New York, New York 10022

VIA EDGAR                                                                                                                                            October 28, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E. Washington, D.C. 20549-3628

Attention:	Pamela A. Long

            Ameen Hamady

            Terence S. O’Brien

            Edward M. Kelly

Re:	MyoKardia, Inc. Registration Statement on Form S-1

File No. 333-207151

Acceleration Request

Ladies and Gentlemen:

As representatives of the several underwriters of the proposed public offering of 4,687,500 shares of common stock of MyoKardia, Inc. (the “Company”), we hereby join the Company’s request to accelerate the date of the above-referenced Registration Statement, as then amended, effective as of 4:30 p.m. (New York time) on October 28, 2015, or as soon thereafter as is practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, we wish to advise you that we have distributed approximately 2,235 copies of the Company’s preliminary prospectus, dated October 19, 2015, through the date hereof, to underwriters, dealers, institutions and others. The undersigned have been informed by the participating underwriters that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC
COWEN AND COMPANY, LLC
As representatives of the several underwriters

By:	CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Nathaniel Chang
Name: Nathaniel Chang
Title: Director

By:	COWEN AND COMPANY, LLC

By:	/s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

[Signature Page – Acceleration Request]